FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   May, 2007

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: May 16, 2007	/s/ Ron Little Name: Ron Little Title: President & CEO

EXHIBIT INDEX

1.	Orezone Resources Inc. Unaudited Interim Consolidated Financial Statements

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.	Form 52-109F2 - Certification of Interim Filings - Chief Executive Officer

3.	Form 52-109F2 - Certification of Interim Filings - Chief Financial Officer

EXHIBIT 1

Orezone Resources Inc.
(A Development Stage Company)

Unaudited Interim Consolidated Financial Statements

For the three months ended March 31, 2007

Notice required under National Instrument 51-102, “Continuous Disclosure Obligations” Part 3.3(3) (a).

The attached unaudited interim consolidated financial statements have been prepared by Management of Orezone Resources Inc. and approved by the Audit Committee and the Board of Directors. They have not been reviewed by the Company’s auditors.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Balance Sheets

(Expressed in United States dollars)

		March 31	December 31
		2007	2006
	Notes	(unaudited)	(audited)
			(restated)
		$	$
Current assets
Cash and cash equivalents		19,823,895	22,515,859
Taxes and other receivables		138,843	100,156
Prepaid expenses and other		494,127	448,438
		20,456,865	23,064,453

Investments (market value: 2006 - $1,465,219)		2,043,124	1,244,819
Property, plant and equipment, net of accumulated amortization		440,134	451,720
Mineral exploration properties, at cost	5	6,145,562	6,145,562
Deferred exploration expenses, at cost	5	23,565,188	21,080,941
		52,650,873	51,987,495

Current liabilities
Accounts payable		1,007,291	1,091,222
Accrued liabilities		529,752	588,522
		1,537,043	1,679,744

Shareholders’ Equity
Capital Stock
Common shares (authorized: unlimited; issued and outstanding:
2007 - 133,028,641; 2006 - 133,018,641)	6	62,031,658	62,011,438
Contributed surplus	6	2,951,646	2,612,938
Accumulated other comprehensive income	8	608,527	483,211
Accumulated deficit		(14,478,001)	(14,799,836)
		51,113,830	50,307,751
		52,650,873	51,987,495

Signed on Behalf of the Board of Directors

/s/ Ronald Little		/s/ David Netherway
Director		Director

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Unaudited, Expressed in United States dollars)

		Three months ended March 31
	Notes	2007	2006
		$	$
Administrative expenses
Salaries, benefits and consulting fees		191,421	111,629
Stock-based compensation	6 (b)	234,001	163,949
Public relations and travel		69,480	118,513
Office, general and administrative		54,789	27,647
Audit, legal and professional fees		12,214	22,125
Public company costs		68,628	62,618
Interest		1,591	296
Amortization of equipment		4,980	7,782
Total administrative expenses		637,104	514,559

Exchange gain		12,481	1,836
Unrealized loss on fair value conversion of purchase warrants and options	3	(18,723)	-
Other income		30,287	-
Interest income		243,182	308,878
Net loss for the period		(369,877)	(203,845)
Deficit, beginning of period		(14,799,836)	(13,735,114)
Adjustments to opening retained earnings (Note 3):
Unrealized gain on fair value conversion of purchase
warrants and options at December 31, 2006		691,712	-
Deficit, end of period		(14,478,001)	(13,938,959)

Loss per share
Basic		$ (0.00)	$ (0.00)
Diluted		$ (0.00)	$ (0.00)

Weighted average number of shares oustanding
Basic		133,019,863	132,834,808
Diluted		133,019,863	132,834,808

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Consolidated Statements of Deferred Exploration Expenses

(Unaudited, Expressed in United States dollars)

		Three months ended March 31
	Notes	2007	2006
		$	$

Balance, beginning of period	5	21,080,941	12,304,249

Additions
Contract drilling and assaying		808,352	2,044,296
Engineering and consultants		352,276	339,105
Salary and employee costs		318,969	318,064
Stock-based compensation	6 (b)	114,682	48,442
Fuel and oil		79,990	253,933
Freight		5,006	15,178
Field supplies and equipment		110,644	134,927
Food and water		52,456	37,062
Vehicles		50,151	59,613
Facilities		48,945	53,627
Head office support		90,000	146,249
General office and administration		335,414	118,814
Depreciation of capital assets		73,185	70,964
Exchange loss		66,272	9,873
		2,506,342	3,650,147

Deductions
Optionee contributions		22,095	626,170

Balance, end of period	5	23,565,188	15,328,226

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Cash Flows

(Unaudited, Expressed in United States dollars)

		Three months ended March 31
	Notes	2007	2006
		$	$
Operating
Net loss		(369,877)	(203,845)
Items not affecting cash:
Unrealized loss on fair value conversion of purchase warrants and options	3	18,723	-
Amortization of equipment		4,980	7,782
Stock-based compensation	6 (b)	234,001	163,949
		(112,173)	(32,114)
Changes in non-cash working capital items	4	(82,785)	(266,346)
		(194,958)	(298,460)

Investing
Purchase of investments		-	(260,169)
Purchase of property, plant and equipment		(66,579)	(50,540)
Deferred exploration expenses	4	(2,440,672)	(4,473,532)
		(2,507,251)	(4,784,241)

Financing
Proceeds from issuance of common shares	6 (a)	10,245	96,952
Share issue costs		-	3,630
		10,245	100,582

Decrease in cash and cash equivalents		(2,691,964)	(4,982,119)
Cash and cash equivalents, beginning of period		22,515,859	34,285,240
Cash and cash equivalents, end of period		19,823,895	29,303,121

The accompanying notes are an integral part of the consolidated financial statements.

Orezone Resources Inc.

(A Development Stage Company)

Interim Consolidated Statements of Comprehensive Loss

(Unaudited, Expressed in United States dollars)

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

1 — GOVERNING STATUTE AND NATURE OF OPERATIONS

Orezone Resources Inc., a development stage company, (“Orezone” or the “Company”) is incorporated under the Canada Business Corporations Act and is a natural resource company engaged in the acquisition, exploration and development of precious metal properties, primarily in West Africa and in the countries of Burkina Faso and Niger.

The Company is in the exploration stage and has not yet determined whether any of its properties contain ore deposits that are economically recoverable. The recovery of costs incurred on the properties is subject to the discovery of economic ore deposits and the ability to secure appropriate financing to place these deposits into production. The Company will periodically have to raise additional funds to continue operations, and while it has been successful in doing so to date, there can be no assurance it will be able to do so in the future.

The common shares of the Company are listed for trading on the Toronto Stock Exchange and the American Stock Exchange under the symbol “OZN”.

2 — BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in US dollars. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2006.

Management is of the opinion that all adjustments consisting of normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included.

The accounting policies used in preparing these interim financial statements are consistent with those used in preparing the annual financial statements.

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the Financial Statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

3 — CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) in 2005. These accounting policy changes were adopted on a prospective basis, and the Balance Sheet at December 31, 2006 was restated to reflect a reclassification of $483,211 from cumulative translation adjustment to accumulated other comprehensive income.

Financial Instruments – Recognition and Measurement (Section 3855)

Instruments classified as available-for-sale are measured at fair value, with any unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value, with any unrealized gains and losses recognized on the statement of operations.

The Company has classified its investments as available-for-sale, and therefore carries them at fair market value, with any unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. In the previous year, investments were carried at the lower of cost and market value. Any changes in measurement resulting from applying the new standard on January 1, 2007 were recorded against opening comprehensive income with no impact on net income.

The Company has classified its share purchase warrants and options as held for trading, and therefore carries them at fair market value. They are grouped within the ‘investments’ account on the balance sheet. Any unrealized gain or loss is recorded in ‘unrealized loss on fair value conversion of purchase warrants and options’, appearing on the statement of operations. In the previous year, these instruments were not separately recorded on the balance sheet. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening retained earnings with no impact on net income.

Hedges (Section 3865)

This standard establishes how hedge accounting may be applied. The Company currently does not have any hedges in place, and therefore this policy has no impact on the Company’s financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. Components of this new category will include the amount previously reported as cumulative translation adjustment, and any unrealized gains and losses on financial assets classified as available-for-sale, as summarized in note 8.

4 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Changes in non-cash working capital items for the three months ended March 31 are as follows:

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

4 — INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Items not affecting cash and cash equivalents related to deferred exploration expenses for the three months ended March 31 are as follows:

5 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES

	As at March 31, 2007		As at December 31, 2006
	Acquisition Cost	Deferred Exploration Expenses	Acquisition Cost	Deferred Exploration Expenses
	$	$	$	$
Essakane (a)	5,895,646	20,906,560	5,895,646	20,874,122
Séguénega (“Séga”) (b)	11,410	8,856,541	11,410	8,113,391
Bondigui (“Bondi”) (c)	146,185	6,832,416	146,185	6,278,186
Bomboré (d)	57,321	2,174,976	57,321	1,906,983
Markoye (e)	-	407,202	-	402,356
Golden Hill (f)	-	398,593	-	298,013
Komkara (g)	-	202,157	-	202,205
Mali (h)	35,000	571,945	35,000	520,085
Niger (i)	-	3,960,008	-	3,208,715
	6,145,562	44,310,398	6,145,562	41,804,056
Optionees’ contributions (j)	-	(20,745,210)	-	(20,723,115)

	6,145,562	23,565,188	6,145,562	21,080,941

a) Essakane, Burkina Faso

The Company acquired a 100 percent interest in six permits (Alkoma, Dembam, Gomo, Gossey, Lao Gountouré and Tassiri) covering 1,433 km2 in July, 2002. The original permits were all reduced as required by law after 6 years, and one new permit (Korizéna) was acquired in 2006, bringing the total number of permits to seven and the area covered to 1,248 km2.

The Essakane property was subject to an Option Agreement, dated July 19, 2002 (“Option Agreement”), with a subsidiary of Gold Fields Limited of South Africa (“Orogen”). Orogen has already earned a 50 percent interest in the project by incurring cumulative expenditures of $8.0 million. Orogen is exercising its right to earn an additional 10 percent interest in the project by funding and completing a bankable full feasibility study, which is expected in the third quarter of 2007.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

5 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES (continued)

The parties signed shareholder and mine services agreements in regards to developing and operating the Essakane project in April 2007. These agreements supersede the Option Agreement.

Orezone managed the exploration programs and incurred project expenditures, which were then reimbursed by Orogen, until January 1, 2006, at which time Orogen assumed management of the project and has subsequently incurred most of the expenditures directly on behalf of the joint venture. The Essakane permits were granted on July 10, 2000 and expire July 9, 2009 unless a mining convention is applied for.

b) Séga, Burkina Faso

Following the expiry of the original Séguénega permit in January 2007, the Company has been granted a new 124 km2 permit that covers the most prospective portion of the defunct Séguénega permit. The new permit, Tiba, was granted in March 2007 by the government of Burkina Faso and can be renewed for two additional 3-year periods in 2010 and 2013.

During the first quarter of 2007, the Company signed a series of option agreements with five separate owners holding exploration permits around the Company’s Tiba and 189 km2 Namasa permit, granted in June 2006, which together form the Séga project area. The Namasa permit can be renewed for two additional 3-year periods in 2009 and 2012.

The permits under option cover an aggregated area of 854km2, bringing the total potential property area to 1,167 km2. Orezone can earn an interest of up to 90% on each of the five permits by making annual payments to the current owner during the option period and by funding and executing exploration programs during the 4-year option period.

c) Bondi, Burkina Faso

The Bondigui exploration permit expired on May 17, 2006 and was replaced by the 224 km2 Djarkadougou permit in August 2006. The 246 km2 Poyo permit, granted in 2003, and the 224 km2 Nicéo permit, granted in 2006, are also part of the Bondi project area. The Poyo permit can be renewed for a final 3-year period in 2009, while the Djarkadougou and Nicéo permits can be renewed for two additional 3-year periods in 2009 and 2012.

d) Bomboré, Burkina Faso

The Bomboré exploration permit covers 250 km2 and was granted on February 17, 2004 for a term of three years. The Company paid a renewal fee in February 2007, and expects official government approval of the permit for another three years within the next quarter. It can be renewed for a final 3-year period in 2010.

The Company has spent CAD $2.0 million to earn a 50 percent interest in the permit and may increase its interest to 70 percent by completing a bankable feasibility study. Thereafter, the Company will have 90 days to make a cash payment of $1.0 million to increase its interest to 100 percent, subject to a one percent net smelter return royalty.

e) Markoye, Burkina Faso

The Markoye exploration permit covers 153 km2 and expires November 10, 2008.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

5 — MINERAL EXPLORATION PROPERTIES AND DEFERRED EXPLORATION EXPENSES (continued)

f) Golden Hill, Burkina Faso

The Intiédougou permit expired on July 4, 2005 and on October 10, 2005 was replaced by two new permits, Nabéré and Tankiédougou. The Nabéré permit covers approximately 92 km2 and the Tankiédougou permit covers approximately 138 km2. These permits are valid for an initial term of three years and can be renewed for two additional 3-year periods in 2008 and 2011.

g) Komkara, Burkina Faso

The Company obtained an exploration permit on October 10, 2005 covering 27 km2. The Komkara permit has an initial term of three years and can be extended for two additional 3-year periods.

h) Mali

The Company has two exploration permits in Mali, the 148 km2 Dag-Dag Est permit which expires October 16, 2013 and the 112 km2 Farabantourou permit which expires July 28, 2014. The Company holds an earn-in right on the 117 km2 Sepola Gie’s Kolomba permit in the Kenieba Region of western Mali. The permit was granted on November 7, 2005 and will expire on May 7, 2014. The Company must pay a total of $40,000 over two years to earn a 100 percent interest subject to a one percent royalty. The Company has a right of first refusal on the balance.

i) Niger

In 2003 the Company obtained three prospecting permits in the country of Niger which were subsequently converted into the 1,997 km2 Kossa exploration permit with a mining convention on October 18, 2004.

On January 19, 2006, Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koyria concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 percent interest by spending $1.0 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 percent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made with respect to either property, Orezone will be required to buy the remaining 25 percent interest in that property for $2.0 million.

j) Optionees’ contributions and option payment

In the first quarter of 2007, $22,095 of the funds invested in the Essakane property by Orezone were reimbursable by Orogen.

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

6 — CAPITAL STOCK

(a) Authorized

An unlimited number of common shares, without par value.

Issued

Issued and outstanding and amounts recorded as contributed surplus for the three months ended March 31, 2007 and the twelve months ended December 31 2006 are as follows:

(b) Stock option plan

The Company has a Stock Option Plan (the “Plan”) pursuant to which options may be granted to directors, officers, employees and persons providing ongoing services to the Company. The Plan has been amended with the approval of shareholders on several occasions, such that the number of options that the Company may currently grant under the Plan is 12,200,000. The summary of the status of the Company’s stock option plan is as follows:

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

As at March 31, 2007, the following options were outstanding:

Fair value of options granted for the three months ended March 31 are as follows:

The fair value was estimated at the grant date with the Black-Scholes option pricing model, using the following weighted average assumptions:

Stock-based compensation for the three months ended March 31 is reflected in the financial statements as follows:

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

7 — SEGMENTED INFORMATION

The Company operates in one business segment being the acquisition, exploration and potential development of precious metals properties. Operations are carried out through a wholly owned subsidiary, Orezone Inc., incorporated in the British Virgin Islands. Total assets segmented by geographic area are as follows:

	March 31, 2007	December 31, 2006
	$	$
Canada	2,575,964	2,598,234
British Virgin Islands	11,835,352	13,694,555
West Africa	38,239,557	35,694,706
	52,650,873	51,987,495

8 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is comprised as follows:

Orezone Resources Inc.

(A Development Stage Company)

Notes to Interim Consolidated Financial Statements

(Unaudited, Expressed in United States dollars)

9 — FINANCIAL INSTRUMENTS

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair value of cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities are equivalent to their carrying amounts given the short maturity period. The Company is exposed to foreign exchange risks because of business transactions in foreign countries.

The Company holds share purchase warrants and share options in other junior public resource-based companies that were not previously shown separately on the balance sheet. These purchase warrants have been recorded on the Balance Sheet at fair value using the Black Scholes model, and various assumptions such as historical volatility and dividend rate were used to derive the value.

The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10 — RELATED PARTY TRANSACTIONS

During three months ended March 31, 2007, the Company charged $23,487 ($nil – March 31, 2006) in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company. The Company’s former Chief Financial Officer (“CFO”) is San Anton’s President and Chief Executive Officer (“CEO”), and the Company’s CEO is also a director of San Anton.

11 — SUBSEQUENT EVENTS

a)

Subsequent to March 31, 2007, Gold Fields Limited (“Gold Fields”) initiated a bankable full feasibility study on the Essakane project and, upon its completion in the third quarter of 2007, will increase its interest in the project from 50% to 60%.

b)

On April 2, 2007, the Company signed a release relating to amounts claimed by it under the July 19, 2002 Option Agreement with Orogen (“Option Agreement”). The release provides for a payment of $700,000 from Orogen. The Company received the payment during the second quarter of 2007, and will account for it as an optionee contribution.

c)

On April 4, 2007, the Company signed shareholder and mine services agreements with Gold Fields. These agreements outline the way in which the Essakane project will be developed and operated and supersede the Option Agreement with Orogen.

d)	On April 13, 2007, the Company sold available-for-sale securities for net proceeds of CAD $1,197,000, and will record a realized gain of approximately CAD $197,000.
e)

On April 16, 2007, the Company’s wholly-owned subsidiary, Niger Resources Inc., was granted two uranium exploration permits by the Government of the Republic of Niger, West Africa. The two permits total 980km2.

EXHIBIT 2

OREZONE RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

May 14, 2007

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for the year ended March 31, 2007 may contain or refer to certain forward-looking statements relating, but not limited to Orezone Resources Inc.’s (“Orezone” or “the Company”) expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES

The resource estimates in this MD&A were prepared in accordance with National Instrument (“NI”) 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management Discussion and Analysis, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

1

Introduction

The MD&A is provided to enable the reader to assess material changes in financial condition and results of operations for the three month period ended March 31, 2007, in comparison to the corresponding prior-year period. This document should be read in conjunction with the unaudited interim consolidated financial statements for the three month period ended March 31, 2007 (“Interim Financial Statements”).

The MD&A is also intended to supplement and compliment the audited annual consolidated financial statements and accompanying notes for the fiscal year ended December 31, 2006 (collectively, the “Annual Financial Statements”). As a result, this MD&A should also be read in conjunction with the Annual Financial Statements, Form 40-F and Annual Information Form (“AIF”) on file with the SEC and Canadian provincial securities regulatory authorities, respectively, all for the year ended December 31, 2006. All dollar amounts in this report are in United States dollars, unless otherwise specified.

The annual and interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with US GAAP. Note 12 to the Annual Financial Statements contains the adjustments which would have to be made to comply with US GAAP, and it also identifies the major differences between Canadian GAAP and US GAAP that affect the Annual Financial Statements.

The MD&A is prepared in conformity with NI 51-102F1 and has been approved by the Board of Directors prior to release.

Nature of Operations

Orezone is engaged in the acquisition, exploration and development of mineral properties, in Burkina Faso, Niger and Mali, West Africa. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (principally precious metals) and thereby become a gold producing company. While the Company is actively exploring a number of properties, of which some contain significant resources, none have yet reached a stage whereby a production decision has been made. As a result, the Company does not generate any production revenue.

The Company has concentrated its exploration activities in Burkina Faso, West Africa since 1996, but has also extended into Niger and Mali. The Company made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighboring countries of Mali and Ghana, where a number of major discoveries have been made and a number of large mines have been built. In addition, Burkina Faso has been politically stable for a number of years, has good infrastructure relative to much of West Africa, and has provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms.

The Company’s most important project is its 50 percent interest in Essakane. Gold Fields Limited (“GFL”), a South African based mining company, holds the remaining 50 percent interest. GFL is in the process of increasing its interest to 60 percent by funding and completing a bankable full feasibility study (“FFS”). GFL commenced the FFS in the first quarter of 2007 and it is expected to be completed during the third quarter of 2007.

Orezone is actively exploring a number of other projects which are at various stages of exploration. The Company is also looking at potential investments and synergies, mergers, or acquisitions within the mining sector. The Company has a number of investments in public junior resource-based exploration companies, mainly with gold projects in West Africa, including Greencastle Resources Ltd. (“Greencastle”), PMI Gold Corporation (“PMI”), and Platmin Limited (“Platmin”). These investments leverage Orezone’s technical expertise and financial resources to increase the Company’s exposure to promising exploration projects.

Orezone’s common shares are listed for trading on the Toronto Stock Exchange (TSX) and the American Stock Exchanges (AMEX) under the symbol “OZN”. The Company also has field offices in Burkina Faso, Niger and Mali.

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Qualified Persons

Dr. Pascal Marquis, Vice President, Exploration, and Steve King, Vice President Technical Services are the Company’s qualified persons under NI 43-101. They supervise all work associated with exploration programs in West Africa. Mr. Ronald Little, President and Chief Executive Officer, is also a qualified person under NI 43-101.

Permits

Burkina Faso

A wholly owned subsidiary of the Company holds interests in 17 exploration permits covering approximately 2,955 km2 in Burkina Faso. During the first quarter of 2007, the Company signed a series of five option agreements with five separate owners holding exploration permits.

Mali

Orezone holds two exploration permits in Mali totaling 260 km2, as well as an option to earn an interest in another permit covering 117 km2.

Niger

The Company presently has one exploration permit covering 1,997 km2 and options enabling it to earn into two other permits. In April 2007, a wholly owned subsidiary of the Company was granted two uranium exploration permits by the Government of the Republic of Niger.

Exploration and Drilling Statistics

For the three months ended March 31

	Exploration Expenditures			Drilling Meters
	2007	2006	% change	2007	2006	% change
Project
Essakane	$ 32,441	$ 698,521	-95.4%	-	13,728	-100.0%
Séga	743,149	848,542	-12.4%	2,297	14,932	-84.6%
Bondi	554,229	1,228,744	-54.9%	8,354	17,595	-52.5%
Bomboré	267,993	23,488	1041.0%	1,583	7,187	-78.0%
Markoye	4,845	115,431	-95.8%	-	3,008	-100.0%
Golden Hill	100,532	119,962	-16.2%	652	2,254	-71.1%
Kamkora	-	86,592	-100.0%	-	1,853	-100.0%
Mali	51,860	23,537	120.3%	-	-	N/A
Niger	751,293	505,330	48.7%	9,694	27,759	-65.1%
Optionee contributions	(22,095)	(626,170)	-96.5%	-	-	N/A

Total	$ 2,484,247	$ 3,023,977	-17.8%	22,580	88,316	-74.4%

During the first quarter of 2007, the Company incurred approximately $2.5 million in exploration expenditures (net of optionee contributions) and drilled 22,580 meters compared to roughly $3.0 million and 88,316 meters for the comparable period in 2006. The change in expenditures is due mainly to the fact that Essakane is now fully operated and funded by GFL. The change in drilling is largely attributable to the decrease in Niger, and on the Essakane, Séga and Bondi projects. The Company optioned two new permits in Niger in the first quarter of 2006, and as a result, performed substantial drilling in 2006. Although GFL became the operator of Essakane at the beginning in 2006, there was a transition period where the Company was still incurring costs and carrying out some regional exploration programs, including diamond drilling, at the request of GFL. The Séga and Bondi projects have focused on activities other than drilling.

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Essakane

For the three months ended March 31, 2007, expenditures by the Company totaled approximately $32,000 compared to $699,000 in the first three months of 2006. The decline is due to the fact that GFL began to assume all responsibility for the project at the beginning of fiscal 2006, and the Company is no longer responsible for the accounting of the joint venture.

During the first quarter of 2007, GFL initiated a bankable FFS on the Essakane Main Zone (“EMZ”) with a budget of approximately $11.4 million. Upon its completion in the third quarter of 2007, GFL will increase its interest in the project from 50% to 60% and Orezone will have to contribute to 40% of future expenditures.

The rapid cyanide leach (“RCL”) re-assay program announced last year continued in the quarter with an additional 35,000 samples from previously drilled holes from the periphery of the deposit. The majority of the RCL re-assay results to date (some 10,000 samples) are from the core of the deposit. The results have been slow in coming due to laboratory bottle necks and re-adjusting of the sample protocols. The final suite of samples to be re-assayed is to confirm that the positive variations of results found in the core of the deposit match those of the periphery. Based on current lab turnaround, completion of the re-assay program is expected in the next quarter. Final surface mine reserves and resources will then be recalculated for the bankable FFS using appropriate economic and physical parameters and by incorporating all final re-assay results and coarse gold factors.

A new recoverable resource estimate for the EMZ, originally commissioned by GFL, was submitted to the Company subsequent to the end of the first quarter. The new resource was reviewed by independent consultant Snowden Mining Industry Consultants (Perth, Western Australia). Indicated resources in the EMZ now total 68.7Mt grading 1.6g/t (3.4Moz) and inferred resources amount to an additional 23.5Mt grading 1.5g/t (1.1Moz), based on a 0.5g/t cutoff grade. This represents an 80% increase in indicated resources at EMZ versus the previous estimate of 1.9Moz (see Table on next page).

The total recoverable resource, and the recoverable resource constrained within a $650/oz pit shell, are both shown in the table below at a 0.5 and 1.0g/t cut-off. These estimates are based on an updated geological model but are preliminary in nature and are subject to completion of the RCL re-assay program. As at December 31, 2006, approximately 10,000 pulps and check samples were re-assayed with a remaining 35,000 confirmatory samples yet to be finalized. The complete results of the ongoing re-assay program are expected later in the second quarter and will be incorporated into the next resource calculation. At a minimum, the increased tonnage and contained ounces are expected to be maintained in the final estimate without deterioration in the average grade.

However, there is potential that a lower cut-off grade of 0.8g/t may be achievable in the bankable FFS while maintaining an average recoverable grade of 2.0g/t. Previously (as in the November 2006 Preliminary Assessment) the 2.0g/t average grade required a 1.0g/t cut-off. This development bodes well for the economics of the Essakane project and potential increases in the recoverable resource.

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43-101 Compliant Resource Calculation, Snowden MIC (Perth, Australia) as at February, 2007

Total Recoverable Resource

	0.5g/t Cutoff			1.0g/t Cutoff
	Mt	g/t	Moz	Mt	g/t	Moz
Indicated	68.7	1.6	3.4	36.5	2.3	2.7
Inferred	23.5	1.5	1.1	11.9	2.3	0.9

Total Recoverable Resource
(Reporting within $650 Pit Shell)

	0.5g/t Cutoff			1.0g/t Cutoff
	Mt	g/t	Moz	Mt	g/t	Moz
Indicated	63.2	1.6	3.3	34.6	2.3	2.6
Inferred	14.7	1.7	0.8	8.4	2.4	0.7

Mineral resource estimates have been developed as Uniform Conditioned estimates using 25m x 50m x 6m panels estimated by ordinary kriging. Application of a discrete gaussian change-of-support model has been made to derive conditional estimates for 2.5m x 5.0m x 3m Selective Mining Units. Mineral resource estimates include an Information Effect to account for future grade control procedures, assuming a 5m x 5m grade control drill spacing. Historical assay data have been remediated in reference to approximately 10,000 paired assay results derived using a LeachWELL RCL assay process. Cyanide leach assay data have been used within the estimation, adjusted to reflect in situ gold grades from fire assay of leach tails.

For Comparison Purposes:

Previous JORC Compliant Resource Calculation, RSG Global (Perth, Australia) as at April 6, 2006

Total Recoverable Resource

	0.5g/t Cutoff			1.0g/t Cutoff
	Mt	g/t	Moz	Mt	g/t	Moz
Indicated	36.8	1.6	1.9	19.6	2.3	1.5
Inferred	27.7	1.7	1.5	15.3	2.4	1.2

The resource estimate includes 20,000m of new oriented core drilling and 5,000m of RC drilling to January, 2007.

The Company also signed a mine services and shareholders operating agreement with GFL in regards to developing and operating a mine at Essakane.

Séga

Exploration expenditures for the Séga project were consistent; amounting to approximately $743,000 in the first three months of 2007 compared to $849,000 over the same period in 2006. The costs in 2006 relate to approximately 15,000m of exploration and definition drilling that was completed during the first half of 2006, and metallurgical drilling that was completed on the new zones discovered at the end of 2005 in the Tiba area. Furthermore, a resource calculation was released in the first quarter of 2006 based on work up to and including June 15, 2005. Most of the costs in 2007 related to a preliminary assessment and the optioning of new permits.

Following the expiry of the original Séguénega permit in January 2007, the Company has been granted a new 124 km2 permit that covers the most prospective portion of the defunct Séguénega permit. The new permit, Tiba, was granted in March 2007 by the government of Burkina Faso. In addition, four option

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agreements were finalized and reconnaissance mapping and prospecting were initiated on all four permits. The Company received the results from some of the samples, confirming the presence of gold prospects on all four tenements. A fifth option agreement was signed on March 31, 2007.

During the quarter, exploration activities were also conducted on the Namasa permit. Mapping and channel sampling continued on the Zouma and Roba prospects. In addition, both the Roba gradient IP survey and the Zouma and Roba reconnaissance drilling were completed (30 holes for 2,297m). Results were received for 80% of the samples, with the best results from the Zouma area in hole NSC006 which intersected 28m at 1.8g/t. Roba results are incomplete. The best hole, NSC019, intersected 15m at 1.5g/t.

During the first quarter of 2007, the Company also incurred additional costs related to the preliminary assessment report. The results of the study, along with a new resource estimate, are expected within the next quarter, as the independent consultants have submitted the final report to management for review. Although more resource drilling is required, Séga is approaching an economic threshold that would justify commencing a FFS later in 2007.

Bondi

In the first three months of 2007, expenditures were approximately $554,000 compared to $1.22 million in the first three months of 2006, when a significant amount of drilling was done. In the three month period ended March 31, 2006, approximately 17,600m of drilling was done versus 8,350m in the three month period ended March 31, 2007.

Pedogeochemistry, gradient IP and prospecting is well underway on the Nicéo permit, and will be followed by reconnaissance drilling on the targeted structure during the second quarter of 2007.

On the Djarkadougou permit, RC drilling activity continued and the Zone 2N program resulted in the discovery of a new parallel zone approximately 80m west of the previously defined mineralization. In addition, prospecting, mapping and trenching continued in selected target areas. The topographic model is still pending.

Reconnaissance drilling and mapping programs were completed in February to test the potential southern extension of the Bondi structure on the Poyo permit. RAB and RC drilling have not provided any significant results, however, only half of the RAB samples have been reported.

A new NI 43-101 compliant report on the Bondi resources is scheduled for the fourth quarter of 2007. Additional exploration and definition drilling is planned on the Bondi structure, including core drilling on the recently discovered zones.

Bomboré

Exploration expenditures in the first quarter of 2007 were approximately $268,000 as compared to $23,000 in the first quarter of 2006. The significant increase in expenditures is related to the completion of the drilling program originally started in 2006.

The original Bomboré exploration permit expired in February 2007 but can be renewed for two additional three year periods. The Company’s renewal application was submitted and accepted, and payment of the renewal fee was made during the quarter. Based on the Company’s experience, official government approval is expected within the next quarter.

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Niger

Expenditures in the first three months of 2007 were approximately $751,000 compared to roughly $505,000 in the first three months of 2006. The costs between each quarter have remained consistent; with only a slight increase in 2007 due to the fact that two concessions in Niger were only acquired part way through the first quarter of 2006.

The Kossa, Namaga and Koyria permits were the focus of the Company’s exploration activities in Niger. Assay results were received for more than 12,000 samples from Niger in the first quarter of 2007, including all outstanding geochemistry, RC, AC and RAB program results. Anomalies and prospects on Koyria are aligned a NE-trending lineament where a new major orpaillage site (>10,000 people) was found. Best results from Koyria were in hole MBC011 which intersected 6m at 28.5g/t. Namaga RAB results extended the anomaly but results are weaker than on previous lines. The Kossa South follow up program returned anomalous gold over 1,400m, with possibly 3 separate stacked structures, two of which returned significant results (11m at 3.9g/t on zone 14 in hole KSC039, and 6m at 3.1g/t on zone 38 in hole KSC038). Additional pit sampling, followed by drilling is planned for the first half of 2007 to better assess the potential of this target.

Mali

Although the Company did not spend a material amount on its Mali projects in the first quarter of 2007 and 2006 (approximately $52,000 in 2007 compared to only $24,000 in 2006), there appears to be some interest from third-parties in the Company’s two exploration permits. Management will consider all alternatives to advance these projects.

Summary of quarterly results and fourth quarter

	2007	2006					2005

	Q1	Q4	Q3		Q2	Q1	Q4	Q3	Q2

Revenue	$—	$—	$—		$—	$—	$—	$—	$—
Net income (loss)	$(369,877)	$(612,679)	$(16,540	)$	(231,658)	$(203,845)	$(4,364,534)	$147,094	$(996,451)
Net income (loss) per share,
basic and diluted	$(0.00)	$(0.00)	$(0.00	)$	(0.00)	$(0.00)	$(0.04)	$0.00	$(0.01)

(1) Subsequent to the end of the third quarter of 2005, the Company determined that certain costs which were capitalized as deferred development costs during the third quarter of 2005 should have been more appropriately capitalized in the first and second quarters. Amended financial statements were filed and a loss of $172,906 ($0.00 per share) was reported for the third quarter of (2005.)

The Company’s quarterly financial performance is a function of the level of administrative expenses required to operate a public company and manage its exploration activities. In certain quarters, these expenses have been offset by exchange gains, interest income and gains on the sale of listed shares.

The Company reported a loss of approximately $4.4 million in the fourth quarter of 2005 due to the write off of deferred exploration expenses and mineral exploration properties. Administrative expenses in 2005 were not offset as much by interest income because the Company did not have a significant amount of cash on hand to generate interest income.

Results of Operations

In 2007, the Company was still in a development stage with no operating business segment and no revenue generating activities.

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The Company reported a loss of about $370,000, or $nil per share on both a basic and diluted basis, in the first quarter of 2007 compared to a loss of approximately $204,000 or $nil per share on both a basic and diluted basis, in the first quarter of 2006. The Company’s financial performance is driven by the level of administrative expenses required to operate and carry out its exploration activities. Administrative expenses were $637,000 in the three months ended March 31, 2007 and only $515,000 in the three months ended March 31, 2006. The increase in administrative expenses in the first quarter of 2007 is due to the following factors:

•	The 2007 quarter reflects new management personnel and higher salaries when compared to 2006;

•	Higher stock-based compensation expenses due to significant grants in the 2007 quarter;

Administrative expenses are offset by interest income and other non-operating items. The Company reported lower income in the first quarter of 2007, due to smaller interest income and a lower average cash position over the period, and reported approximately $19,000 in unrealized losses due to the write down of its purchase warrants and options to fair market value, as required under the new accounting policies adopted on January 1, 2007 (see Note 3 in the Interim Financial Statements).

Liquidity and Capital Resources

The Company had cash and cash equivalents of approximately $19.8 million at March 31, 2007, a decrease of approximately $2.7 million compared to the cash position of $22.5 million at December 31, 2006. The decrease is almost entirely attributable to the exploration activities undertaken in the period.

The Company is able to generate cash through the exercise of options and through financing activities. In the first three months of 2007, about $10,000 was generated on the exercise of stock options, compared to $100,000 in the first three months of 2006.

The Company has no cash flow generating operations, and its long-term financial success is highly dependent on management’s ability to discover economically viable mineral deposits. The Company has sufficient capital resources to pursue its exploration program on its projects in 2007 based on its cash and cash equivalent balance at March 31, 2007, and an approved exploration budget for Burkina Faso and Niger of over $7.0 million. However, it is likely that additional financing will be required in the future to fund the Company’s share of developing Essakane should a production decision be made, to bring one of the Company’s wholly owned properties into production, or to make additional acquisitions or investments within the mining sector. Although the Company has been successful in the past in obtaining such financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Outstanding Share Data

As at May 14, 2007, 133,690,441 common shares of the Company were issued and outstanding.

As at May 14, 2007, options to purchase 6,425,700 of the Company’s common shares were outstanding under the option plan. The weighted average exercise price of these options was CAD $0.92.

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Contractual Commitments

The Company has only one contractual obligation. It has entered into a long-term office lease agreement expiring in September 2008, which calls for lease payments as follows (all in CDN dollars):

2007	$ 37,908
2008	$ 37,312
$ 75,220

Off Balance Sheet Agreements

The Company does not have any off balance sheet arrangements.

Transactions with Related Parties

During the 2007 fiscal year, the Company charged $23,487 ($nil – March 31, 2006) in administrative fees to San Anton Resource Corporation (“San Anton”) for rent and other administrative services that were provided by the Company. The Company’s former Chief Financial Officer (“CFO”) is San Anton’s President and Chief Executive Officer (“CEO”). The Company’s CEO is also a director of San Anton. These transactions took place during the normal course of business and at fair market values.

Proposed Transactions

The Company continually reviews potential merger, acquisition, investment and other joint venture transactions that could enhance shareholder value, however, at the current time, there are no reportable proposed transactions.

Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately $260 per ounce early in 2001 to close to $700 in the first part of 2007. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favorable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved. Please refer to Orezone’s MD&A for the year ended December 31, 2006 for a complete discussion of risks and uncertainties.

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and relevant notes. These estimates are based on management’s best knowledge of current events, and actions that the Company may undertake in the future. Significant estimates include those

9

related to the fair value of financial instruments, the recoverability of the carrying value of mineral exploration properties and deferred exploration expenses, and the assumptions used in valuing the Company’s stock options. Actual results may differ from those estimates.

The Company reviews the carrying value of a mineral project when events or changes in circumstances indicate that the carrying value may not be recoverable. Where information is available and conditions suggest impairment, estimated future cash flows from a project are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the carrying value of the project exceeds estimated future cash flows, the project is written down to fair value.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the project for an amount greater than the carrying value. An impairment is also recorded when management determines that it will discontinue exploration or development on a project or when exploration rights or permits expire. Management, Directors and Technical Advisors review the merits of each project interest to assess whether the project merits further exploration and development expenditure and whether the carrying value of the properties is recoverable. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed against other factors such as commodity markets, exchange rates, political risk and closeness to other known operations. Any write downs are reflected as a separate line item on the statement of deferred exploration expenses.

The Black-Scholes option pricing model is used to value the Company’s stock options, purchase warrants, and options held in other public companies. This model requires highly subjective assumptions, including volatility and expected time until exercise, which affects the calculated values. These values affect the stock-based compensation line items appearing on the statement of operations and statement of deferred exploration expenditures.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) in 2005. These accounting policy changes were adopted on a prospective basis, and the Balance Sheet at December 31, 2006 was restated to reflect a reclassification of $483,211 from cumulative translation adjustment to accumulated other comprehensive income.

Financial Instruments – Recognition and Measurement (Section 3855)

Instruments classified as available-for-sale are measured at fair value, with any unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value, with any unrealized gains and losses recognized on the statement of operations.

The Company has classified its investments as available-for-sale, and therefore carries it at fair market value, with any unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. In the previous year, investments were carried at the lower of cost and market value. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening comprehensive income with no impact on net income.

The Company has classified its share purchase warrants and options as held for trading, and therefore carries them at fair market value. They are grouped within the ‘investments’ account on the balance sheet. Any unrealized gain or loss is recorded in ‘unrealized loss on fair value conversion of purchase warrants and options’, appearing on the statement of operations. In the previous year, these instruments were not separately recorded on the balance sheet. Any changes in measurement resulting from applying the new standard on January 1, 2007 was recorded against opening retained earnings with no impact on net income.

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Hedges (Section 3865)

This standard establishes how hedge accounting may be applied. The Company currently does not have any hedges in place, and therefore this policy has no impact on the Company’s financial statements.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. A component of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, as summarized in note 8 of the Interim Financial Statements.

Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The Company’s financial instruments include cash and cash equivalents, taxes and other receivables, accounts payable and accrued liabilities. The fair value of these instruments is equivalent to the carrying value, given the short maturity period.

The Company also holds purchase share warrants and share options in other junior public resource-based companies that were not previously shown separately on the balance sheet. These purchase warrants have been recorded on the Balance Sheet at fair value using the Black Scholes model, and various assumptions such as historical volatility and dividend rate were used to derive the value.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was conducted as of March 31, 2007, by and under the supervision of management, including the CEO and the CFO. Based on this evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures, as defined by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and forms and reported to senior management so that appropriate decisions can be made regarding public disclosure.

Other MD&A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA.

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EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I, Ronald Little, President and Chief Executive Officer of Orezone Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Orezone Resources Inc., (the “Issuer”) for the interim period ending March 31, 2007.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 14, 2006

/s/ Ronald Little

Ronald Little

President and Chief Executive Officer

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I, Bryan Tokarsky, Vice President and Chief Financial Officer of Orezone Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Orezone Resources Inc., (the “Issuer”) for the interim period ending March 31, 2007.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 14, 2006

/s/ Bryan Tokarsky

Bryan Tokarsky

Vice President and Chief Financial Officer